Exhibit 1

PRESS RELEASE

CYREN Reports Third Quarter 2015 Results
- - -
CYREN WebSecurity is building strong sales momentum

McLean, Va. – November 11, 2015 – CYREN (NASDAQ: CYRN) today announced its third quarter 2015 financial results for the period ending September 30, 2015.

“During the third quarter we signed seven CYREN WebSecurity contracts, including the two largest deals to date.  The investment in the marketing and development of our cloud-based cybersecurity platform continues to translate into strong growth of our sales pipeline,” said Lior Samuelson, CEO and Chairman of the Board at CYREN. “We also closed significant antimalware and cyber threat intelligence contracts during the quarter.  With our strong balance sheet, industry-leading technology and positive traction, we are making significant strides in our  business and are excited about the building sales performance.”

Third Quarter 2015 Financial Highlights:

•
Revenues for the third quarter of 2015 were $6.9 million, compared to $6.7 million for the second quarter of 2015 and $7.7 million for the third quarter of 2014. The reduction in revenue year-over-year was primarily due to the weakness of the Euro since the third quarter of 2014 and customer terminations that were discussed in previous quarters.

•
Non-GAAP revenues totaled $7.0 million for the third quarter of 2015, compared to $6.8 million for the second quarter of 2015 and $7.8 million for the third quarter of 2014. The difference between non-GAAP and GAAP revenue is derived from the fact that deferred revenues consolidated from acquired companies are recorded based on fair value rather than book value for GAAP purposes.

•
GAAP net loss for the third quarter of 2015 was $1.3 million, compared to a loss of $0.6 million in the second quarter of 2015 and a loss of $0.7 million in the third quarter of 2014.  The primary reason for the sequential quarterly decline was that the GAAP net loss during the second quarter of 2015 was offset by a one-time legal settlement of $0.6 million.

•	Loss per basic and diluted share for the third quarter of 2015 was $0.04, compared to a loss of $0.02 for the third quarter of 2014.
•	Non-GAAP net loss for the third quarter of 2015 was $1.3 million, compared to a loss of $1.2 million in the second quarter of 2015 and a loss of $0.7 million for the third quarter of 2014.

•	Non-GAAP loss per basic and diluted share was $0.04 for the third quarter of 2015, compared to a loss of $0.02 in the third quarter of 2014.
•
Cash generated by operating activities during the third quarter was $0.6 million, compared to $0.3 million during the second quarter of 2015 and operating cash usage of $0.1 million in the third quarter of 2014.

•
Cash as of September 30, 2015 was $18.7 million, compared to $7.9 million as of June 30, 2015. The cash position as of September 30, 2015 reflects the $11.5 million in net proceeds CYREN raised in a public offering that closed on August 17, 2015.

For information regarding the non-GAAP financial measures discussed in this release, please see "Use of Non-GAAP Financial Measures" and "Reconciliation of Selected GAAP Measures to Non-GAAP Measures."

Recent Business Highlights:
•	Achieved the largest quarter to date in terms of CWS bookings, which were up more than 300% from the previous quarter
•	Signed the largest CWS deal to date, which could represent tens of thousands of seats once fully ramped
•
Selected by Anacapa Holdings, a European Wi-Fi hotspot operator, to protect over 2,300 Wi-Fi hotspots representing 17 million authenticated users in 20 countries; this is the second largest Wi-Fi operator announced who is using CYREN’s WebSecurity platform to protect users across Europe

•	Selected by Splendor Landbase Limited, one of India's leading residential and commercial property developers, to outfit its mobile users against internet threats with CYREN WebSecurity
•	Rolled out several major CWS product enhancements, including European Data Sovereignty and unique Sandbox Array in the cloud technology, to deliver the industry’s highest level of protection
•
Closed three Android antimalware software development kit (SDK) OEM deals totaling over $1.0 million, which demonstrate a significant demand for CYREN’s advanced malware detection capabilities, particularly in the mobile market

•	Secured several CYREN EmailSecurity (CES) renewals and new wins, including a multi-year deal with a well known international entertainment and media company
•	Nominated as a finalist in the prestigious 2015 Computing Security Awards in a number of categories, including “Security Service Provider of the Year“ and “Security Company of the Year“

Financial Results Conference Call:
The company will also host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Wednesday, November 11, 2015.
US Dial-in Number:	1-877-419-6594
Israel Dial-in Number:	1-80-925-8243
International Dial-in Number:	1-719-325-4750

The call will be simultaneously webcast live on the investor relations section of CYREN's website at http://www.cyren.com/ir.html.

For those unable to participate in the live conference call, a replay will be available until November 25, 2015. To access the replay, the U.S. dial in number is 1-877-870-5176 and the non-U.S. dial in number is 1-858-384-5517. Callers will be prompted for replay conference ID number 7965438. An archived version of the webcast will also be available on the investor relations section of the company's website.

About CYREN
Founded in 1991, CYREN (NASDAQ and TASE: CYRN) is a long-time innovator in cybersecurity. Through full-function Security-as-a-Service and embedded deployment options, CYREN provides web, email, mobile and endpoint security solutions that are relied upon by the world's largest IT companies to protect against today's advanced threats. CYREN collects threat data and delivers real-time cyber intelligence through a unique global network of over 500,000 points of presence that processes 17 billion daily transactions and protects 600 million users. To learn more, visit www.cyren.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: twitter.com/CyrenInc or twitter.com/cyren_ir

To download CYREN's investor relations app please visit Apple's App Store for the iPhone and iPad or Google Play for Android mobile devices.

Use of Non-GAAP Financial Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, one-time settlement agreements, reorganization expenses, adjustments to earn-out obligations and capitalization of technology. The purpose of such adjustments is to give an indication of the company's performance exclusive of non-cash charges and other items that are considered by management to be outside of the company's core operating results. The company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company's current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

U.S. Investor Contact
Garth Russell
KCSA Strategic Communications
+1 212 896 1250
grussell@kcsa.com

Israel Investor Contact:
Iris Lubitch
SmarTeam
+972.54.2528007
iris@smartteam.co.il

Company Contact
Mike Myshrall, CFO
CYREN
+1 703 760 3320
mike.myshrall@CYREN.com

Media Contact
Matthew Zintel
Zintel Public Relations
+1 281 444 1590
matthew.zintel@zintelpr.com

CYREN LTD.

 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in  thousands of U.S. dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues	$6,934	$7,731	$20,653	$24,083

Cost of revenues	2,136	2,037	6,304	6,124

Gross profit	4,798	5,694	14,349	17,959

Operating expenses:

Research and development, net	2,166	2,417	6,674	8,398

Sales and marketing	2,094	2,821	6,533	8,950

General and administrative	1,895	1,624	4,604	5,773

Adjustment of earn-out obligation	-	(701)	(77)	(701)

Total operating expenses	6,155	6,161	17,734	22,420

Operating loss	(1,357)	(467)	(3,385)	(4,461)

Other income (expense)	(6)	-	(2)	200

Financial expense, net	(92)	(249)	(375)	(712)

Net loss before taxes	(1,455)	(716)	(3,762)	(4,973)

Tax benefit (expense)	125	(7)	114	113

Net loss	$(1,330)	$(723)	$(3,648)	$(4,860)

Loss per share - basic	$(0.04)	$(0.02)	$(0.11)	$(0.18)

Loss per share - diluted	$(0.04)	$(0.02)	$(0.11)	$(0.18)

Weighted average number of shares outstanding:

Basic	35,205	29,806	32,696	27,646

Diluted	35,205	29,806	32,696	27,646

CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES
(in  thousands of U.S.dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
GAAP operating loss	$(1,357)	$(467)	$(3,385)	$(4,461)
Stock-based compensation (1)	251	294	784	955
Amortization of intangible assets (2)	402	436	1,170	1,327
Adjustment to earn-out liabilities (3)	-	(701)	(77)	(701)
Executive terminations (5)	-	-	-	208
Adjustment to deferred revenues (6)	42	50	127	154
Settlement agreements (7)	-	-	(628)	-
Reorganization expenses (8)	-	-	-	75
Capitalization of technology (9)	(557)	-	(1,062)	-

Non-GAAP operating loss	$(1,219)	$(388)	$(3,071)	$(2,443)

GAAP net loss	$(1,330)	$(723)	$(3,648)	$(4,860)
Stock-based compensation (1)	251	294	784	955
Amortization of intangible assets (2)	402	436	1,170	1,327
Adjustment to earn-out liabilities (3)	-	(638)	(29)	(449)
Income taxes (4)	(82)	(103)	(247)	(317)
Executive terminations (5)	-	-	-	208
Adjustment to deferred revenues (6)	42	50	127	154
Settlement agreements (7)	-	-	(628)	(200)
Reorganization expenses (8)	-	-	-	75
Capitalization of technology (9)	(571)	-	(1,082)	-

Non-GAAP net loss	$(1,288)	$(684)	$(3,553)	$(3,107)

GAAP loss per share (diluted)	$(0.04)	$(0.02)	$(0.11)	$(0.18)
Stock-based compensation (1)	0.01	0.01	0.02	0.04
Amortization of intangible assets (2)	0.01	0.00	0.04	0.05
Adjustment to earn-out liabilities (3)	0.00	0.01	(0.00)	(0.02)
Income taxes (4)	(0.00)	(0.02)	(0.01)	(0.01)
Executive terminations (5)	0.00	(0.00)	0.00	0.01
Adjustment to deferred revenues (6)	0.00	0.00	0.00	0.01
Settlement agreements (7)	0.00	0.00	(0.02)	(0.01)
Reorganization expenses (8)	0.00	0.00	0.00	0.00
Capitalization of technology (9)	(0.02)	0.00	(0.03)	0.00

Non-GAAP loss per share (diluted)	$(0.04)	$(0.02)	$(0.11)	$(0.11)

Numbers of shares used in computing non-GAAP loss per share (diluted)	35,205	29,806	32,696	27,646

(1) Stock-based compensation
Cost of revenues	$15	$15	$48	$40
Research and development	73	82	210	229
Sales and marketing	63	72	199	216
General and administrative	100	125	327	470

	$251	$294	$784	$955
(2) Amortization of intangible assets
Cost of revenues	$188	$211	$566	$644
Research and development	20	-	21	-
Sales and marketing	194	225	583	683

	$402	$436	$1,170	$1,327
(3) Adjustment to earn-out liabilities
General and administrative	$-	$(701)	$(77)	$(701)
Financial expenses, net	-	63	48	252

	$-	$(638)	$(29)	$(449)
(4) Income taxes
Deferred tax asset - tax benefit	$(82)	$(103)	$(247)	$(317)

	$(82)	$(103)	$(247)	$(317)
(5) Executive terminations
General and administrative	$-	$-	$-	$208

	$-	$-	$-	$208
(6) Adjustment to deferred revenues
Revenues	$42	$50	$127	$154

	$42	$50	$127	$154
(7) Settlement agreements
General and administrative	$-	$-	$(628)	$-
Other income	-	-	-	(200)

	$-	$-	$(628)	$(200)
(8) Reorganization expenses
General and administrative	$-	$-	$-	$75

	$-	$-	$-	$75
(9) Capitalization of technology
Research and development	$(557)	$-	$(1,062)	$-
Financial expenses, net	(14)	-	(20)	-

	$(571)	$-	$(1,082)	$-

CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	September 30	December 31
	2015	2014
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	$18,665	$11,063
Trade receivables, net	3,525	4,444
Prepaid expenses and other receivables	1,464	1,019
Total current assets	23,654	16,526

Lease deposits	76	70
Deferred tax assets	-	13
Severance pay fund	593	594
Property and equipment, net	2,206	2,401
Goodwill and intangible assets, net	30,218	31,869
Total long-term assets	33,093	34,947
Total assets	$56,747	$51,473

Liabilities and Shareholders’ Equity
Current Liabilities:
Credit line	$4,166	$4,900
Trade payables	706	646
Employees and payroll accruals	2,257	2,359
Deferred tax liability	106	120
Accrued expenses and other liabilities	951	1,394
Earn-out consideration	2,418	2,269
Deferred revenues	3,288	4,097
Total current liabilities	13,892	15,785

Deferred revenues	1,653	1,042
Deferred tax liability	1,639	1,984
Earn-out consideration	-	837
Accrued severance pay	714	666
Other liabilities	92	100
Total long-term liabilities	4,098	4,629

Shareholders’ equity	38,757	31,059
Total liabilities and shareholders’ equity	$56,747	$51,473

CYREN LTD.

 CONDENSED CONSOLIDATED CASH FLOW DATA
(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Cash flows from operating activities:	Unaudited	Unaudited	Unaudited	Unaudited

Net loss	$(1,330)	$(723)	$(3,648)	$(4,860)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss (profit) on disposal of property and equipment	5	(1)	5	(1)
Depreciation	333	313	982	955
Stock-based compensation	251	294	784	955
Amortization of intangible assets	401	436	1,169	1,327
Accrued interest, accretion of discount and exchange rate differences on credit line	1	46	66	102
Accretion and change in fair value of earn-out consideration, net	-	(638)	(29)	(449)

Changes in assets and liabilities:
Trade receivables	67	823	1,010	1,181
Deferred taxes	(64)	(65)	(188)	(184)
Prepaid expenses and other receivables	620	(59)	(469)	476
Trade payables	(229)	(134)	(133)	(392)
Change in long-term lease deposits	-	2	(8)	(3)
Employees and payroll accruals, accrued expenses and other liabilities	114	(211)	(578)	(709)
Deferred revenues	388	(121)	(219)	(531)
Accrued severance pay, net	7	(10)	49	17
Net cash provided by (used in) operating activities	564	(48)	(1,207)	(2,116)

Cash flows from investing activities:

Proceeds from sale of fixed assets	5	-	5	-
Capitalization of technology, net of grants received	(571)	-	(1,082)	-
Purchase of property and equipment	(218)	(145)	(619)	(703)
Net cash used in investing activities	(784)	(145)	(1,696)	(703)

Proceeds from capital issuance, net	11,785	10,238	11,632	10,238
Proceeds from credit line	-	-	4,400	2,000
Repayment of credit line	(327)	-	(5,200)	-
Payment of earn-out consideration	(457)	-	(457)	(351)
Proceeds from options exercised	-	3	153	331
Net cash provided by financing activities	11,001	10,241	10,528	12,218
Effect of exchange rate changes on cash and cash equivalents	14	(58)	(23)	(62)
Increase in cash and cash equivalents	10,795	9,990	7,602	9,337
Cash and cash equivalents at the beginning of the period	7,870	3,104	11,063	3,757
Cash and cash equivalents at the end of the period	$18,665	$13,094	$18,665	$13,094